UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Marathon Patent Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56585W104

(CUSIP Number)

April 22, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP NO. 56585W104	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TechDev Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,000,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.2%(1)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 45,546,310 shares of Common Stock reported by the Issuer to be outstanding as of March 26, 2013, as reported on its Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 28, 2013.

Page 2 of 13 pages

CUSIP NO. 56585W104	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Acclaim Financial Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,000,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.2%(2)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents shares owned by TechDev Holdings, LLC, of which Acclaim Financial Group is the sole member.

(2) Based on 45,546,310 shares of Common Stock reported by the Issuer to be outstanding as of March 26, 2013, as reported on its Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 28, 2013.

Page 3 of 13 pages

CUSIP NO. 56585W104	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Erich Spangenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,000,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER 8,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%(2)
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 2,000,000 shares of Common Stock owned directly by Mr. Spangenberg and shares beneficially owned by Audrey Spangenberg (including the shares owned by TechDev), Mr. Spangenberg’s spouse.

(2) Based on 45,546,310 shares of Common Stock reported by the Issuer to be outstanding as of March 26, 2013, as reported on its Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 28, 2013.

Page 4 of 13 pages

CUSIP NO. 56585W104	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Audrey Spangenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,000,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER 8,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%(2)
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes shares beneficially owned by TechDev and shares beneficially owned by Erich Spangenberg, Ms. Spangenberg’s spouse.

(2) Based on 45,546,310 shares of Common Stock reported by the Issuer to be outstanding as of March 26, 2013, as reported on its Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 28, 2013.

Page 5 of 13 pages

Item 1(a).	Name of Issuer:

Marathon Patent Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

2331 Mill Road

Suite 100

Alexandria, VA 22314

Item 2(a).	Name of Person Filing:

TechDev Holdings, LLC,

Acclaim Financial Group, LLC,

Erich Spangenberg and

Audrey Spangenberg

(together, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

TechDev Holdings, LLC
11700 Preston Road, Suite 660-207
Dallas, TX 75201

Acclaim Financial group, LLC

11700 Preston Road, Suite 660-207
Dallas, TX 75201

Erich Spangenberg
2515 McKinney Avenue

Suite 1000
Dallas, TX 75201

Audrey Spangenberg
2515 McKinney Avenue,
Suite 1000-B
Dallas, TX 75201

Item 2(c).	Citizenship:

TechDev Holdings, LLC - Texas

Acclaim Financial Group, LLC - Texas

Erich Spangenberg- USA

Audrey Spangenberg, - USA

Page 6 of 13 pages

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

56585W104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership

(a) Amount beneficially owned:

TechDev Holdings, LLC – 6,000,000 (1)
Acclaim Financial Group, LLC – 6,000,000 (1)
Erich Spangenberg – 8,000,000 (2)
Audrey Spangenberg – 8,000,000 (3)

Page 7 of 13 pages

(1)	Represents shares held directly by TechDev Holdings, LLC (f/k/a Plutus IP, LLC) ("TechDev"). Acclaim Financial Group, LLC ("AFG") is the sole member of TechDev. Accordingly, AFG may be deemed to beneficially own all of the shares that are owned by TechDev. Audrey Spangenberg is the sole managing member of AFG, and accordingly may be deemed to beneficially own all of the shares that are owned by TechDev. Ms. Spangenberg disclaims beneficial ownership of these securities.

(2)	Includes 2,000,000 shares owned by Erich Spangenberg and the shares beneficially owned by Audrey Spangenberg, the spouse of Erich Spangenberg. Mr. Spangenberg disclaims beneficial ownership of these securities.

(3)	Includes the shares owned by TechDev as described in Note 1 and also the shares beneficially owned by Erich Spangenberg, the spouse of Audrey Spangenberg. Ms. Spangenberg disclaims beneficial ownership of these securities.

(b)	Percent of class:

TechDev Holdings, LLC – 13.2%
Acclaim Financial Group, LLC - 13.2%
Erich Spangenberg – 17.6%
Audrey Spangenberg – 17.6%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

TechDev Holdings, LLC - 0
Acclaim Financial Group, LLC - 0
Erich Spangenberg – 0
Audrey Spangenberg - 0

(ii) shared power to vote or to direct the vote:

TechDev Holdings, LLC – 6,000,000
Acclaim Financial Group, LLC - 6,000,000
Erich Spangenberg – 8,000,000
Audrey Spangenberg – 8,000,000

(iii) sole power to dispose or to direct the disposition of:

TechDev Holdings, LLC - 0
Acclaim Financial Group, LLC - 0
Erich Spangenberg – 0
Audrey Spangenberg - 0

Page 8 of 13 pages

(iv)	shared power to dispose or to direct the disposition of:

TechDev Holdings, LLC – 6,000,000
Acclaim Financial Group, LLC - 6,000,000
Erich Spangenberg – 8,000,000
Audrey Spangenberg – 8,000,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group

N/A

Page 9 of 13 pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2013	TECHDEV HOLDINGS, LLC

/s/ Audrey Spangenberg
Name: Audrey Spangenberg
Title: Manager

Date: May 2, 2013	ACCLAIM FINANCIAL GROUP, LLC

/s/ Audrey Spangenberg
Name: Audrey Spangenberg
Title: Managing Member

Date: May 2, 2013	AUDREY SPANGENBERG

/s/ Audrey Spangenberg

Date: May 2, 2013	ERICH SPANGENBERG

/s/ Erich Spangenberg

Page 11 of 13 pages

EXHIBIT A

TechDev Holdings, LLC

Acclaim Financial Group, LLC

Erich Spangenberg

Audrey Spangenberg

Page 12 of 13 pages

EXHIBIT B

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TECHDEV HOLDINGS, LLC By: /s/ Audrey Spangenberg, Title: Manager Date: May 2, 2013	ACCLAIM FINANCIAL GROUP, LLC By: /s/ Audrey Spangenberg, Title: Managing Director Date: May 2, 2013

AUDREY SPANGENBERG By: /s/ Audrey Spangenberg, Date: May 2, 2013	ERICH SPANGENBERG By: /s/ Erich Spangenberg Date: May 2, 2013

Page 13 of 13 pages